

20015647

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>10/01/19</u> AND ENDING <u>09/30/20</u>
　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Carl M. Hennig, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 North Main Street
　　　　　　　　　　　　(No. and Street)

Oshkosh　　　　　　　WI　　　　　　54901
(City)　　　　　　　　　(State)　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scot A. Harenburg　　920-231-6630
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
　　　　　　　　(Name – if individual, state last, first, middle name)

9645 Lincolnway Lane 214A　　Frankfort　　　　IL　　　　60423
(Address)　　　　　　　　　　　　　(City)　　　　　(State)　　　(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)　　　　Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scot A. Harenburg _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carl M. Hennig, Inc. _____, as of September 30 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Scot Harenburg
Signature

President
Title

Molly A. Dittmer
Notary Public

Expires 6/17/2024

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARL M. HENNIG, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
STATEMENT OF FINANCIAL CONDITION
STATEMENT OF INCOME
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT



DeMarco
Sciaccotta
Wilkens &
Dunleavy

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Carl M. Hennig, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carl M. Hennig, Inc. (the "Company") as of September 30, 2020, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carl M. Hennig, Inc. as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Carl M. Hennig, Inc.'s auditor since 1988.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 30, 2020

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

Cash	$	233,844
Receivable from broker/dealers		165,871
Securities owned, at fair value		352,589
Prepaid income taxes		14,416
Furniture, equipment and leasehold improvements, at cost, net of $214,905 accumulated depreciation and amortization		21,671
TOTAL ASSETS	$	788,391

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	10,000
Compensation and commissions payable		74,780
Accrued profit sharing contribution		44,972
Total Liabilities		129,752

SHAREHOLDERS' EQUITY

Common stock, no par value; authorized 2,000 shares; issued and outstanding 800 shares		80,000
Additional paid in capital		225,000
Retained earnings		353,639
Total Shareholders' Equity		658,639
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	788,391

The accompanying notes are an integral part of these financial statements.

CARL M. HENNIG, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2020

REVENUE

Commissions and concessions	$ 992,761
Interest income	35,830
Advisory fees	50,067
Net dealer trading and investment gains	24,215
Other	43,519
Total Revenue	1,146,392

EXPENSES

Commissions, other compensation and related benefits	797,716
Clearing and execution charges	78,931
Occupancy	58,887
Communications and quotation expense	78,679
Other expenses	99,695
Total Expenses	1,113,908
Income Before Income Tax Provision	32,484
Income Tax Provision	14,453
NET INCOME	$ 18,031

The accompanying notes are an integral part of these financial statements.

CARL M. HENNIG, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance- Beginning of Year	$ 80,000	$ 225,000	$ 335,608	$ 640,608
Net Income			18,031	18,031
BALANCE-END OF YEAR	$ 80,000	$ 225,000	$ 353,639	$ 658,639

The accompanying notes are an integral part of these financial statements.

CARL M. HENNIG, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2020

Cash Flows from Operating Activities		
Net Income	$	18,031
Adjustments:		
Depreciation and amortization		18,060
Unrealized gain		(33,155)
Decrease in prepaid income taxes		14,303
Decrease in receivable from broker/dealers		6,306
Decrease in securities owned		17,973
Decrease in compensation and		
commissions payable		(2,630)
Increase in accrued profit sharing		10,398
Net Cash Flow Provided by		
Operating Activities	$	49,286
Net Increase in Cash	$	49,286
Cash at September 30, 2019	$	184,558
Cash at September 30, 2020	$	233,844

The accompanying notes are an integral part of these financial statements.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Carl M. Hennig, Inc. (the "Company") was incorporated in the state of Wisconsin on December 9, 1968. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Advisory Fees - Advisory fees are recognized based on the ending balance of the previous quarter and are paid in arrears.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Depreciation and Amortization - Depreciation of furniture and equipment is provided for using various methods over five to seven-year periods. Amortization of leasehold improvements is provided using the straight-line method over a thirty-nine-year period.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at September 30, 2020.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Leases – On October 1, 2019, the Company adopted ASU 2016-02 *Leases – (Topic 842)*. ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less. This standard had no material impact on the Company's financial position and results of operations.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent that realization of such benefits, in the opinion of management, is more likely than not.

The income tax provision primarily differs from the expense that would result from applying federal and state statutory rates to income before income taxes because of the difference between book and tax depreciation.

The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned on the Statement of Financial Condition consist of equity securities. In addition, included in Receivable from broker/dealers on the Statement of Financial Condition is $59,884 held at the Company's Clearing Broker/dealer that is invested in a security registered under the Investment Company Act of 1940.

Description	Fair Values as of September 30, 2020	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
Securities owned	$ 352,589	$ 352,589	$ 0	$ 0
Total Investments	$ 352,589	$ 352,589	$ 0	$ 0

NOTE 3 - FAIR VALUE MEASUREMENT – *(Continued)*

No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

NOTE 4 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan covering substantially all of its employees. For the year ended September 30, 2020, the Company incurred $44,972 of expense associated with this plan.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2020, the Company's net capital and required net capital were $550,000 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 24%.

NOTE 6 - RELATED PARTY TRANSACTIONS

The shareholders and officers of the Company have provided office space to the Company during the year ended September 30, 2020 and charged the Company $48,000 for this service. There is no written agreement for this office lease. The terms are on a month to month basis.

NOTE 7 - LEASE COMMITMENTS

The Company leases office space at three locations under month-to-month leases, including the main lease disclosed in Note 6. Rent expense for all locations was $58,887 for the year ended September 30, 2020.

NOTE 8 - SHAREHOLDER AGREEMENT

An agreement exists between the shareholders in which the majority shareholder has the first right to buy all the shares of the minority shareholder at a price equal to book value should the minority shareholder decide to sell their shares.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company sells securities it does not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in its financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date. As of September 30, 2020, the Company had no short sales recorded in its statement of financial condition. The Company also enters into these transactions to meet the needs of its customers, conduct trading activities, and manage market risks.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Either party may terminate the agreement without cause upon one hundred twenty days prior written notice. Pursuant to terms of the agreement, the Company is prohibited from entering into any other similar agreement unless it receives prior written approval from the Clearing Broker/dealer.

The agreement expired on March 1, 2020 and is currently month to month until an agreement can be finalized. To assure the Company's performance under this agreement, the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer. The Company is also required to maintain a $120,000 broker/dealer fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

> The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 10 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

> Furniture, equipment and leasehold improvements at September 30, 2020 consists of:

Furniture & fixtures	$ 75,762
Office equipment	21,523
Leasehold improvements	139,291
Total	236,576
Less: accumulated depreciation and amortization	214,905
Net	$ 21,671

NOTE 11 – REVENUE FROM CONTRACTS WITH CUSTOMERS

> In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. No further disaggregation is warranted for the year ended September 30, 2020. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the amended FOCUS, filed November 25, 2020.

NOTE 12 - SUBSEQUENT EVENT

> The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

SUPPLEMENTAL INFORMATION

NOTE: *The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.*

CARL M. HENNIG, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2020

COMPUTATION OF NET CAPITAL

Total shareholders' equity	$ 658,639
Deduct - Nonallowable assets	(42,201)
Net Capital before Haircuts	$ 616,438
Less - Securities Haircuts	(54,086)
Less - Undue Concentration	(12,311)
Less - Other	(41)
NET CAPITAL	$ 550,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 8,650
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 129,752
Percentage of Aggregate Indebtedness to Net Capital	24%

NOTE: There are no material differences between the
computations above and the computations included
in the Company's corresponding unaudited Form X-
17A-5 Part IIA filing, as amended on November 25, 2020.

See accompanying Report of Independent Registered Public Accounting Firm.

CARL M. HENNIG, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS – *(Continued)*

SEPTEMBER 30, 2020

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2020)
Net capital, as originally reported in Company's

Part IIA (unaudited) FOCUS Report	$	589,421
Adjustment to accrued expenses		39,421
Net Capital, Per previous page	$	550,000



CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Carl M. Hennig, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Carl M. Hennig, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Carl M. Hennig, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Carl M. Hennig, Inc. stated that Carl M. Hennig, Inc. met the identified exemption provisions throughout the most recent year ended September 30, 2020 without exception. Carl M. Hennig, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carl M. Hennig, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 30, 2020

Carl M. Hennig, Inc.

Investment Securities • 206 N. Main Street • Oshkosh, WI 54901 • 920-231-6630 • Fax 920-231-1883

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

November 30, 2020

The information below is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Carl M. Hennig, Inc. is a broker/dealer registered with the SEC and FINRA.

- Carl M. Hennig, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2020.

- Carl M. Hennig, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  > The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Carl M. Hennig, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended September 30, 2020 without exception.

- Carl M. Hennig, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2020.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: _Scot Hartenburg_

Name and Title: _Scott Hartenburg, President_